                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13E-3

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 3)

                               NextHealth, Inc.
           --------------------------------------------------------
                             (Name of the Issuer)
                               NextHealth, Inc.

                           William T. O'Donnell, Jr.
                                George L. Ruff
                                   Anam LLC
                             NHI Acquisition Corp.
           --------------------------------------------------------
                      (Names of Persons Filing Statement)
                                 Common Stock
           --------------------------------------------------------
                        (Title of Class of Securities)
                                  65333 G 105
           --------------------------------------------------------
                     (CUSIP Number of Class of Securities)
        Loree Thompson                         c/o Jack A. Shaffer & Company LLC
16600 North Lago Del Oro Parkway                  410 Park Avenue, Suite 430
     Tucson, Arizona 85739                         New York, New York 10022
     ---------------------                         ------------------------
     (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
                                With copies to:

         Irv Berliner, Esq.
Kahn, Kleinman, Yanowitz & Arnson Co.,                 Eric R. Decator, Esq.
               L.P.A.                              Sonnenschein Nath & Rosenthal
        2600 Tower at Erieview                            8000 Sears Tower
      Cleveland, Ohio 44114-1824                      Chicago, Illinois 60606

                           Lawrence M. Hecker, Esq.
                           Hecker & Muehlebach PLLC
                           405 West Franklin Street
                            Tucson, Arizona  85701

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S)240.14a-1 through 240.14b-2), Regulation 14C ((S)(S)240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S)240.13e-3(c))
       under the Securities Exchange Act of 1934 ("the Act").
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [_] A tender offer.
d. [_] None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           Calculation of Filing Fee
                            Transaction valuation*
                             Amount of filing fee


                                 $ 59,628,991


                                  $ 13,299.67

*The filing fee was determined based upon (1) the product of (a) the 5,762,235 shares of NextHealth Common Stock proposed to be acquired by the acquiror, and
(b) merger consideration of $5.10 per share of NextHealth Common Stock, plus (2) the product of (a) 4,606,500 shares of NextHealth Common Stock issuable upon conversion of the 46, 065 shares of NextHealth Series A Preferred Stock proposed to be acquired by the acquiror, and (b) merger consideration of $5.10 per share of NextHealth Common Stock, plus (3) $6,748,442 payable to holders of options and warrants to purchase shares of NextHealth Common Stock.


[X] Check the box if any part of the fee is offset as provided by (S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:  $13,299.67
                                 -----------------------------------------------

          Form or Registration No.:  Preliminary Proxy Statement - Schedule 14A
                                   ---------------------------------------------

          Filing Party:  NextHealth, Inc.
                       ---------------------------------------------------------

          Date Filed:  May 18, 2001
                     -----------------------------------------------------------

      This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (a) NextHealth, Inc., a Delaware corporation ("NextHealth"), (b) William T. O'Donnell, Jr., an individual, (c) George L. Ruff, an individual, (d) Anam, LLC, a Delaware limited liability company ("Anam"), and (e) NHI Acquisition Corp., a Delaware corporation ("NHI," and collectively with NextHealth, Mr. O'Donnell, Mr. Ruff, and Anam, the "Filing Persons"). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated April 16, 2001 (the "Merger Agreement"), as amended by the First Amendment to Agreement and Plan of Merger, dated November 28, 2001 (the "First Amendment"), among Anam, NHI and NextHealth, whereby NHI would merge (the "Merger") with and into NextHealth, with NextHealth being the surviving corporation.

      Concurrently with the filing of this Schedule 13E-3, NextHealth is filing with the Securities and Exchange Commission an Amendment No. 3 to Preliminary Proxy Statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of shareholders of NextHealth at which the shareholders of NextHealth will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit 1. A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and a copy of the First Amendment is attached as Annex B to the Proxy Statement.


      The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meaning given to them in the Proxy Statement.

      The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning any of the parties was supplied by such party and all other parties take no responsibility for the accuracy of such information.


      ITEM 1.  SUMMARY TERM SHEET.

      The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet" and "Questions and Answers About the Merger and the Special Meeting" is incorporated herein by reference.

      ITEM 2.  SUBJECT COMPANY INFORMATION.

            (a) The information contained in the section of the Proxy Statement entitled "Summary Term Sheet - The Parties" is incorporated herein by reference.

            (b) On November 5, 2001, there were 8,642,914 shares of NextHealth Common Stock, $.01 par value, outstanding. On September 30, 2001 there were 46,065 shares of NextHealth Convertible Preferred Stock, Series A, $.01 par value, outstanding. The information contained in the section of the Proxy Statement entitled "The Special Meeting - Only NextHealth Holders of Record Are Entitled to Vote" is incorporated herein by reference.

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

          (c)-(d) The information contained in the section of the Proxy Statement entitled "Price Range Of Common Stock; Dividends" is incorporated herein by reference.

          (e)     Not applicable.

          (f)     Not applicable.

     ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

          (a)-(c)

                  The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - The Parties", "Directors and Executive Officers of NextHealth - Board of Directors - Common Directors" and "Principal Stockholders and the Stock Ownership of Management and Others" is incorporated herein by reference.


                  George L. Ruff
                  c/o Jack A. Shaffer & Company LLC
                  410 Park Avenue, Suite 430
                  New York, New York 10022

                  None of the Filing Persons or any person identified in this
          Item 3 was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); nor were any of the Filing Persons or any person identified in this Item 3 a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. O'Donnell and Mr. Ruff are citizens of the United States.

     ITEM 4.  TERMS OF THE TRANSACTION.

          (a)(1)  Not applicable.

          (a)(2)(i) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "Questions and Answers About the Merger and the Special Meeting" and "The Amended Merger Agreement" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety.
          (a)(2)(ii) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Effects of the Merger," "Questions and Answers About the Merger and the Special Meeting," "Special Factors - Certain Effects of the Merger," "Special Factors - Background of the Merger" and "The Amended Merger Agreement - Structure; Merger Consideration" is incorporated herein by reference. The Merger Agreement, attached as

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               Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety.


          (a)(2)(iii) The information contained in the sections of the Proxy Statement entitled "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Reasons for the Special Committee's and the NextHealth Board's Recommendations," "Special Factors - Background of the Merger - Background of the Evaluation of Strategic Alternatives and the Merger," "Special Factors - Determinations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Position of Anam and the Merger Subsidiary as to the Fairness of the Merger," "Special Factors - Arrangements Among Anam and its Affiliates - Identity and Background of Anam and its Affiliates," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement -" "Special Factors - Arrangements Among Anam and its Affiliates - The Memorandum of Understanding," "Special Factors - Certain Effects of the Merger" and "Special Factors - Plans for NextHealth After the Merger" is incorporated herein by reference. The Amended and Restated Voting and Contribution Agreement and Amended and Restated Memorandum of Understanding, attached hereto as Exhibits 5 and 6, respectively, are incorporated herein in their entirety.


          (a)(2)(iv) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Stockholder Vote Required to Approve the Amended Merger Agreement and the Merger," "Questions and Answers About the Merger and the Special Meeting -
               Q: What Vote is Required to Approve the Merger?" and "The Special Meeting - Vote Required to Adopt the Amended Merger Agreement" is incorporated herein by reference.


          (a)(2)(v) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Effects of the Merger." "Special Factors - Certain Effects of the Merger" and "The Amended Merger Agreement - Structure; Merger Consideration" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety.

          (a)(2)(vi)   Not applicable.

          (a)(2)(vii) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Tax Consequences" and "Special Factors - Material Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

          (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Effects of the Merger," "Special Factors - Certain Effects of the Merger," "The Amended Merger Agreement - Structure; Merger Consideration," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement," "Special Factors - Arrangements Among Anam and its Affiliates - The Memorandum of Understanding" and "Special Factors - Interests of Certain Persons in the Merger" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety. The Amended and Restated Voting and Contribution Agreement and Amended and Restated Memorandum of Understanding, attached hereto as Exhibits 5 and 6, respectively, are incorporated herein in their entirety.

          (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - The Amended Merger Agreement - Dissenters' Rights," "The Special Meeting - Dissenting Holders," "Dissenters' Rights," "The Amended Merger Agreement - Structure; Merger Consideration" and "The Amended Merger Agreement - No Further Ownership Rights in NextHealth" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety.


          (e) The information contained in the section of the Proxy Statement entitled "Where You Can More Find Information" is incorporated herein by reference.

          (f)  Not applicable.


     ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

          (a) The information contained in the section of the Proxy Statement entitled "Special Factors - Certain Related Transactions" is incorporated herein by reference.

          (b) - (c) The information contained in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger," "Special Factors - Certain Related Transactions," "Special Factors - Plans for NextHealth After the Merger," "Summary Term Sheet - The Amended Merger Agreement" and "The Amended Merger Agreement" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety.


          (d) The information contained in the sections of the Proxy Statement entitled "Special Factors - Arrangements Among Anam and its Affiliates - Identity and Background of Anam and its Affiliates," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement," "Special Factors - Arrangements Among Anam and its Affiliates -

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               The Memorandum of Understanding," "Summary Term Sheet - The
               Amended Merger Agreement" and "The Amended Merger Agreement" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety. The Amended and Restated Voting and Contribution Agreement and Amended and Restated Memorandum of Understanding, attached hereto as Exhibits 5 and 6, respectively, are incorporated herein in their entirety.


     ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

           (b) - (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Effects of the Merger," "Special Factors - Certain Effects of the Merger," "The Amended Merger Agreement - Structure; Merger Consideration," "The Amended Merger Agreement - NextHealth's Closing Deliveries," "The Amended Merger Agreement - Directors and Officers," "The Amended Merger Agreement - Conditions to Anam's and the Merger Subsidiary's Obligations to Consummate the Merger," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement," "Special Factors - Arrangements Among Anam and its Affiliates - The Memorandum of Understanding," "Special Factors - Certain Effects of the Merger," "Special Factors - Employment Agreements" and "Special Factors - Plans for NextHealth After the Merger" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety. The Amended and Restated Voting and Contribution Agreement and Amended and Restated Memorandum of Understanding, attached hereto as Exhibits 5 and 6, respectively, are incorporated herein in their entirety.


     ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

          (a) - (c) The information contained in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger - Background of the Evaluation of Strategic Alternatives and the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Reasons for the Special Committee's and the NextHealth Board's Recommendations," "Special Factors - Determinations of Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Position of Anam and the Merger Subsidiary as to the Fairness of the Merger," "Special Factors - Arrangements Among Anam and its Affiliates - Identity and Background of Anam and its Affiliates," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement," "Special Factors - Arrangements Among Anam and its Affiliates - The Memorandum of Understanding," and "Special Factors - Certain Effects of Merger" is incorporated herein by reference. The Amended and Restated Voting and Contribution Agreement and Amended and Restated Memorandum of Understanding, attached hereto as Exhibits 5 and 6, respectively, are incorporated herein in their entirety.

          (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Effects of the Merger," "Summary Term Sheet - Tax Consequences," "Special Factors - Background of the Merger - Background of the Evaluation of Strategic Alternatives and the Merger," "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Reasons for the Special Committee's and the NextHealth Board's Recommendations," "Special Factors - Certain Effects of the Merger," "Special Factors - Plans for NextHealth After the Merger," "Special Factors - Material Federal Income Tax Consequences of the Merger" and "The Amended Merger Agreement" is incorporated herein by reference. The Merger Agreement, attached as Annex A to the Proxy Statement, and the First Amendment, attached as Annex B to the Proxy Statement, are incorporated herein by reference in their entirety.

     ITEM 8.  FAIRNESS OF THE TRANSACTION.

          (a) The information contained in the sections of the Proxy Statement entitled "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger," "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Position of Anam and the Merger Subsidiary as to the Fairness of the Merger," "Summary Term Sheet - Opinion of Financial Advisor" and "Special Factors - Opinion of Prudential Securities," is incorporated herein by reference.


          (b) The information contained in the sections of the Proxy Statement entitled "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Reasons for the Special Committee's and the NextHealth Board's Recommendations" and "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Position of Anam and the Merger Subsidiary as to the Fairness of the Merger" is incorporated herein by reference.

          (c) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Stockholder Vote Required to Approve the Amended Merger Agreement and the Merger," "Questions and Answers About the Merger and the Special Meeting - Q: What Vote is Required to Approve the Merger?" and "The Special Meeting
              - Vote Required to Adopt the Amended Merger Agreement" is incorporated herein by reference.


          (d) The information contained in the section of the Proxy Statement entitled "Special Factors - Background of the Merger - Background of the Evaluation of Strategic Alternatives and the Merger" is incorporated herein by reference.

          (e) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Board of Directors' Recommendation" and "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger" is incorporated herein by reference.

          (f) The information contained in the sections of the Proxy Statement entitled "Special Factors - Background of the Merger - Background of the Evaluation of Strategic Alternatives and the Merger" is incorporated herein by reference.

     ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          (a)-(b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet - Opinion of Financial Advisor," "Special Factors - Opinion of Prudential Securities," "Special Factors - Background of the Merger - Background of the Evaluation of Strategic Alternatives and the Merger" and Annex C to the Proxy Statement is incorporated herein by reference.

          (c) The opinion of Prudential Securities Incorporated is attached to the Proxy Statement as Annex C, and the Presentation to the Special Committee of the Board of Directors ("Presentation of Prudential Securities") is attached hereto as Exhibit 4.


     ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) - (b) The information contained in the sections of the Proxy Statement entitled "Special Factors - Arrangements Among Anam and its Affiliates - Identity and Background of Anam and its Affiliates," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement," "Special Factors - Arrangements Among Anam and its Affiliates - The Memorandum of Understanding," "Special Factors - Arrangements Among Anam and its Affiliates - Amount and Sources of Funds and Financing of the Merger" and "The Amended Merger Agreement - Financing" is incorporated herein by reference. The Amended and Restated Voting and Contribution Agreement and Amended and Restated Memorandum of Understanding, attached to hereto as Exhibits 5 and 6, respectively, are incorporated herein in their entirety. The Commitment Letter, dated August 7, 2001, from General Electric Capital Corporation, as amended on November 8, 2001 (the "GECC Commitment Letter"), attached hereto as Exhibit 8, and the Commitment Letter, dated December 6, 2001, from Bear Stearns Commercial Mortgage, Inc. (the "BSCMI Commitment Letter"), attached hereto as Exhibit 9, are incorporated herein in their entirety.


          (c) The information contained in the section of the Proxy Statement entitled "Expenses" is incorporated herein by reference.

          (d) The information contained in the section of the Proxy Statement entitled "Special Factors - Arrangements Among Anam and its Affiliates - Identity and Background of Anam and its Affiliates," "Special Factors - Arrangement Among Anam and Its Affiliates - Amount and Sources of Funds and Financing of the Merger" is incorporated herein by reference. The GECC Commitment Letter, attached hereto as Exhibit 8, and the BSCMI Commitment Letter, attached hereto as Exhibit 9, are incorporated herein in their entirety.


     ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) The information contained in the sections of the Proxy Statement entitled "Special Factors - Interests of Certain Persons in the Merger" and "Principal Stockholders and Stock Ownership of Management and Others" is incorporated herein by reference.

          (b) The information contained in the sections of the Proxy Statement entitled "Special Factors - Arrangements Among Anam and its Affiliates - Identity and Background of Anam and its Affiliates," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement" and "Special Factors - Arrangements Among Anam and its Affiliates - The Memorandum of Understanding" is incorporated herein by reference. The Amended and Restated Voting and Contribution Agreement and the Amendment and Restated Memorandum of Understanding, attached hereto as Exhibits 5 and 6, respectively, are incorporated herein in their entirety.

     ITEM 12.  THE SOLICITATION OR RECOMMENDATION.


          (d) The information contained in the sections of the Proxy Statement entitled "Special Factors - Arrangements Among Anam and its Affiliates - Identity and Background of Anam and its Affiliates," "Special Factors - Arrangements Among Anam and its Affiliates - The Voting and Contribution Agreement" and "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Position of Anam and the Merger Subsidiary as to the Fairness of the Merger" is incorporated herein by reference. The Amended and Restated Voting and Contribution Agreement, attached hereto as
               Exhibit 5, is incorporated herein in its entirety.


          (e) The information contained in the sections of the Proxy Statement entitled "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Reasons for the Special Committee's and the NextHealth Board's Recommendations" and "Special Factors - Determinations and Recommendations of the Special Committee and the NextHealth Board of Directors; Fairness of the Merger - Position of Anam and the Merger Subsidiary as to the Fairness of the Merger" is incorporated herein by reference.

     ITEM 13.  FINANCIAL STATEMENTS.

          (a) The information contained in the section of the Proxy Statement entitled "Selected Historical Financial Data" is incorporated herein by reference.

          (b)  Not applicable.

     ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a)-(b) The information contained in the section of the Proxy Statement entitled "The Special Meeting - Costs of Soliciting the Proxies" is incorporated herein by reference.

     ITEM 15.  ADDITIONAL INFORMATION

          (c)  Not applicable.

     ITEM 16.  EXHIBITS.

          1. Amendment No. 3 to Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 14, 2002.

          2. Agreement and Plan of Merger, attached to the Proxy Statement as Annex A and incorporated herein by reference.

          3. Opinion of Prudential Securities, attached to the Proxy Statement as Annex C and incorporated herein by reference.

          4.   Presentation of Prudential Securities.

          5.   Amended and Restated Voting and Contribution Agreement.

          6.   Amended and Restated Memorandum of Understanding.


          7. Section 262 of the Delaware General Corporation Law, attached to the Proxy Statement as Annex D and incorporated herein by reference.

          8. Commitment Letter, dated August 7, 2001, from General Electric Capital Corporation, as amended on November 8, 2001.





          9. Commitment Letter dated December 6, 2001, from Bear Stearns Commercial Mortgage, Inc.

          10. First Amendment, attached to the Proxy Statement as Annex B and incorporated herein by reference.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      NEXTHEALTH, INC.

                                      By:    /s/ LOREE THOMPSON
                                         ___________________________________

                                             Loree Thompson
                                      Name: _________________________________

                                             Chief Financial Officer
                                      Its: __________________________________


                                      /s/ WILLIAM T. O'DONNELL, JR.
                                      ________________________________________
                                      William T. O'Donnell, Jr., individually

                                      /s/ GEORGE L. RUFF
                                      ________________________________________
                                      George L. Ruff, individually


                                      ANAM LLC

                                      By:   /s/ WILLIAM T. O'DONNELL, JR.
                                          ____________________________________

                                                  William T. O'Donnell, Jr.
                                      Name: __________________________________

                                             President and Chief Executive
                                      Its: ___________________________________

                                             Officer
                                           ___________________________________

                                      NHI ACQUISITION CORP.

                                      By:    /s/ WILLIAM T. O'DONNELL, JR.
                                           ___________________________________

                                                  William T. O'Donnell, Jr.
                                      Name: __________________________________

                                             President and Chief Executive
                                      Its: ___________________________________

                                             Officer
                                           ___________________________________